UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2011
Commission File Number 0-30314

BONTAN CORPORATION INC
(Translation of registrant’s name into English)

47 Avenue Rd., Suite 200, Toronto, Ontario, Canada M5R 2G3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F . Form 40-F .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes . No.

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

NEWS RELEASE

BONTAN PROVIDES UPDATES ON ITS LEGAL ACTIONS

Toronto, Ontario, July 6, 2011 – Bontan Corporation Inc. (OTCBB: BNTNF) provides the following updates on its on-going legal actions against the manager of its subsidiary, IPC Cayman and Shaldieli Ltd.:

1.           Legal action in Cayman Islands

We have recently commenced an action in the Grand Court of the Cayman Islands seeking rectification of IPC Cayman's shareholder register.  If successful this will enable us, together with other shareholders of IPC Cayman, to exercise a statutory right to call a general meeting of IPC Cayman in order to discuss, among other things, the management of IPC Cayman and seek a statutory audit of the financial records of IPC Cayman.  Under the shareholder agreement, statutory audits of IPC Cayman are required on an annual basis; however, no audits have been carried out since the date of IPC Cayman's inception.

We are awaiting the return of the summons from the Court, which needs to be endorsed with a hearing date, so that it can be served on the other parties.

2.           Application for temporary injunction against Shaldieli deal in Israel

Shaldieli Ltd., an Israeli Shell company with whom Mr. Cooper entered into an agreement, without our consent or knowledge, to roll IPC Cayman’s interest in Sara and Myra licenses for 90% equity ownership, published on June 21, 2011 a new call to a shareholders meeting on July 26, 2011 to approve the said deal and also issued a new transaction report and a prospectus (Maitar).

We have therefore filed on July 5, 2011, an application for the temporary injunction against Shaldieli Ltd, Mr. Yaron Yenni, Upswing Capital Ltd., Asia Development (A.D.B.M.) Ltd, International Three Crown Petroleum LLC (ITC) and Howard Cooper

The application seeks an injunction against the planned transaction and in the alternative, an injunction against the payment of US$4 million out of the fundraising which is planned to take place by Shaldieli towards coverage of IPC costs (including US$2 million return of loan to ITC). We have asked the court to order that funds raised by Shaldieli can only be used for the purposes of the drilling in the Licenses, or set in escrow pending other resolution of the court and should not be used to fund private litigation costs.

As detailed in the application that was filed with the court, we believe that the following change of circumstances occurred since the previous decision given by the court:

1.	It is evident now that there is no urgency in having the Shaldieli transaction given that more than 6 months passed since the previous round.

2.
There does not appear to be any immediate need for cash in connection with the Licenses. At the moment the drilling is only planned to begin in 2012, and this in any event is going to be covered by the Ofer brothers funding. This is reinforced by the fact that since the previous attempt to complete the Shaldieli transaction, about six months ago, only US$220,000 were called for by the Consortium.

3.
The terms of the transaction were changed, and now there is consent for "appropriating" US$4 million out of the Shaldieli fund raising towards coverage of IPC debts (including a US$2 million loan of ITC), as opposed to the previous US$2 million which were permissible in the previous round. No explanation is given how in only 6 months additional US$2 million debts were incurred. It further appears to be that Cooper is using the Shaldieli transaction to finance his litigation costs while being in serious conflict of interests situation.

4.
The payment of the US$4 million contravenes the Shareholders Agreement, inter-alia since it is not for the purpose of conducting exploratory works, and it benefits ITC without providing the same benefit to Bontan.

Mr. Kam Shah, CEO commented, “As a company, we are always prepared to consider any fair proposal that would benefit our shareholders.  We will continue to protect our interests until the conclusion of all matters related to the project.”

Additional Information About the Offshore Israel Project

The rights in the Licenses for the Offshore Israel Project are held by a group consisting of IPC Israel, Emanuelle Energy Ltd, Modiin Energy Limited Partnership, Emanuelle Energy Oil and Gas Limited Partnership and other entities including the operator, GeoGlobal Resources (India) Inc.

Bontan’s share of the Working Interest in the Licenses is 5.23% through the holding of 50% equity in IPC Israel by Bontan’s subsidiary, IPC Cayman.

About Bontan Corporation Inc.:

Bontan Corporation Inc. is an oil and gas exploration company that operates and invests in exploration prospects.  Through its subsidiaries, Bontan seeks highly visible opportunities in countries around the globe with a history of natural resource production that offer exciting and attractive propositions.  Bontan seeks to minimize risk by bringing in either joint venture, carried or working interest partners, depending on the size and scale of the project.

For further information, contact Kam Shah, Chief Executive Officer of Bontan, at (416) 929-1806.

Forward-Looking Statements

This news release includes forward-looking statements within the meaning of the U.S. federal and Canadian securities laws.  Any such statements reflect Bontan’s current views and assumptions about future events and financial performance.  Bontan cannot assure that future events or performance will occur.  Important risks and factors that could cause actual results or events to differ materially from those indicated in our forward-looking statements, include, but are not limited to:  the effect of economic and political developments in Israel and in the Mideast; the reliance on the working interest owners, as well as third-party consultants and contractors, to develop the Offshore Israel Project; the ability of IPC Cayman to raise sufficient capital to demonstrate to the Israeli Ministry of Natural Infrastructures adequate financial capability and to satisfy its obligations for the costs of drilling and development; the risk that the final interpretation of the seismic and other data may show or suggest, or that drilling may ultimately demonstrate, that either or both of the Licenses contain no, or noncommercial amounts of, hydrocarbons; the volatility in commodity prices for crude oil and natural gas; the presence or recoverability of estimated reserves; the potential unreliability or other effects of geological and geophysical analysis and interpretation; exploration and development, drilling and operating risks; competition for development of the Offshore Israel Project; environmental risks; government regulation or other action, including the potential change in tax and royalty provisions under active consideration by the Israeli government; potential disruption from terrorist activities or warfare in the region or at the Offshore Israel Project site; general economic conditions; limited market available in Israel for oil and gas that may be found in commercial quantities; other risks generally associated with the exploration and development of international offshore drilling projects in several thousand feet of water; and other risks identified by the press releases and securities filings of the other working interest owners in Israel and other jurisdictions in which such releases and filings are made. In light of the Israeli Supreme Court’s decision, Bontan cannot assure that ITC will not proceed to consummate the Shaldieli transaction in contravention of agreements with Bontan and Bontan’s vote against approving or proceeding with the transaction.  Bontan’s recent engagement of additional law firms, and further court efforts, including in defense of counterclaims from IPC Cayman and ITC, will entail the expenditure of significant funds and may not successfully protect Bontan’s indirect share of the Working Interest in the Offshore Israel Project as Bontan’s management intends.  Bontan assumes no obligation and expressly disclaims any duty to update the information in this News Release.

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 6, 2011

BONTAN CORPORATION INC.

By:     /S/
Kam Shah
Chief Executive Officer